CHINA ENTERTAINMENT GROUP, INC.
Unit 3409 Shun Tak Centre, West Tower,
168-200 Connaught Road Central, Hong Kong
Tel: (852) 2313-1888
Fax: (852) 2191-9890

August 31, 2007

Via EDGAR and FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Mail Stop 4561
Attn:	Mr. Kevin Woody
Ms. Jennifer Monick

Re:	China Entertainment Group, Inc.
Form 10-KSB for Fiscal Year Ended
December 31, 2005
Filed April 23, 2007
File No. 000-29019

Dear Mr. Woody and Ms. Monick:

Set forth below are the responses from China Entertainment Group, Inc. (the “Company”) to the comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated August 2, 2007.  We have reproduced the Staff’s comments and have followed each comment with our response.

Form 10-KSB for the year ended December 31, 2005

Financial Statements

Consolidated Statements of Operations, page F-3

1.            We note you recorded a provision for amounts due from a related party.  It appears that the related party is Colima, a parent company.  Please provide to us management’s analysis supporting your current accounting treatment for this provision.  Within your response, please tell us the circumstances that necessitated this provision and why it is appropriate to expense the amount as opposed to recording it as a capital contribution.  Please cite the specific accounting literature relied upon.

Response:  The amount is long outstanding with no sign of repayment.  The balance had been brought forward from 2004 and no payment was received during the year ended December 31, 2005 and the subsequent period.  Moreover, the Company had accumulated deficits and no additional paid-in capital at the time the Company recognized such provision, and the Company did not have sufficient reserves to make such negative capital contribution or a capital distribution.  Under these circumstances, no distribution should be made when an entity does not have sufficient reserves.  Therefore, the management of the Company determined that it was more appropriate to recognize a provision on the amount due from the related company.

Securities and Exchange Commission
Re:  China Entertainment Group, Inc.
August 31, 2007

Consolidated Statement of Changes in Stockholders’ Deficiency, page F-4

2.            We note your increased additional paid-in capital by $596 thousand when you retired the equity of the private company.  Please tell us how you determined it was necessary to increase additional paid-in capital, and reference the accounting literature you considered.

Response:  The addition to additional paid-in capital of $595,620 represented retirement of the issued share capital of the private company of HK$128,206 and the addition to additional paid-in capital of $467,414 in relation to the reorganization of the group structure in October 2004.  As per the Frequently Requested Accounting and Financial Reporting Interpretations and Guidance by the Division of Corporation Finance of U.S. Securities and Exchange Commission, the SAB Topic 2A and the consensus reached by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants concerning  Reverse Takeover Accounting, the post reverse acquisition comparative historical financial statements furnished for the ”legal acquirer” should be those of the “legal acquiree”, with appropriate footnote disclosure concerning the change in the capital structure effected at the acquisition date. In order to make it easier for the financial statements users to follow the movement, the Company presented the movement on the face of the financial statements and in the notes to the financial statements.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition and provision for losses, page F-8

3.            We note you record revenue net of services charges paid to your artists.  Please provide to us management’s analysis supporting your current accounting presentation.  Within your response please address each of the provision of EITF 99-19.

Response:  The Company acts as an agent of the artists and receives a fixed percentage of fees the artists received for services rendered.  The following is the analysis based on the provision of EITF 99-19:

(a)
The artist is responsible for fulfillment of services, and thus the artist is the primary obligor in the arrangement.  Upon dissatisfaction with services rendered, the clients will contact the artist through the Company to arrange follow-up work.

Securities and Exchange Commission
Re:  China Entertainment Group, Inc.
August 31, 2007

(b)	There was no inventory risk in the artists’ management business, and thus this provision is not applicable.

(c)	The Company has the authority in negotiating the price with customer on behalf of the artist. However, the artist has the right to turn down the offer.

(d)	The Company does not perform services for the customer and the artist is the one that renders the services required.

(e)	The Company has the authority to negotiate the contract with customer on behalf of the artist. However, the artist has the right to turn down the offer.

(f)	The Company has the authority to negotiate the service specifications with customer on behalf of the artist. However, the artist has the right to modify the service specifications.

(g)	The Company is responsible for collecting the services fee.

(h)	The Company earns a fixed percentage of agency fee on the amount billed to customers.

Based on the analysis above, except for point (g), the other indicators indicate that the Company is an agent to the artists and revenue should be reported on a net basis.

Exhibits 31.1 and 31.2

4.           We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a).  Specifically, we note you have included the title of the certifying individual at the beginning of the certification, you have replaced the word “report” with “annual report” in paragraphs 2, 3, and 4, you have replaced the words “small business issuer” with “registrant,” and you have replaced “most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report)” with “fourth fiscal quarter” in paragraph 4(c).  Please revise your certifications in future filings to comply with the Exchange Act Rules.

Response:  The Company will revise the certifications in future filings to comply with the Exchange Act Rules.

* * * *

Securities and Exchange Commission
Re:  China Entertainment Group, Inc.
August 31, 2007

Should you have any further question regarding the above, please contact the undersigned at (852) 2313-1888 or by fax at (852) 2191-9890.

Very truly yours,

CHINA ENTERTAINMENT GROUP, INC.

By:	/s/ Dorothy Wong
Dorothy Wong
Chief Accounting Officer

Company Certification and Acknowledgment

On behalf of China Entertainment Group, Inc. (the “Company), I, Dorothy Wong, certify and acknowledge as follows in connection with responding to the Staff’s comment letter dated August 2, 2007:

1.	I am the duly appointed Chief Accounting Officer of the Company and have the power and authority to make the certification and acknowledgment contained herein for the Company;

2.	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission;

3.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

4.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Dorothy Wong
Dorothy Wong
Chief Accounting Officer
China Entertainment Group, Inc.